(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Community Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable

68149 Main Street

Address of Principal Executive Office (Street and Number)

Blountsville, AL 35031

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Community Bancshares, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2003 (the “Form 10-K”) by the prescribed date of March 30, 2004 without unreasonable effort or expense because the Company’s auditors have not completed their review of the Company’s financial statements to be included in the Form 10-K. The Company presently expects to file the Form 10-K no later than April 14, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick M. Frawley (Name)	(205) (Area Code)	429-1000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently estimates a loss for the year ended December 31, 2003 of approximately $13.1 million. In comparison, the Company reported net income of approximately $904,000 for the year ended December 31, 2002. This approximately $14.0 million change is attributable to a variety factors, including, among other things:

•	an approximately $8.5 million gain from discontinued operations which was recorded in the Company’s 2002 net income, and no similar gains were realized in 2003;

•	an approximately $7.1 million increase in noninterest expenses due to: (i) increased professional fees associated with continued litigation and regulatory issues the Company has been confronting, (ii) increased foreclosed assets and related costs, as the Company has identified and addressed problems in its loan portfolio and the resulting increase in foreclosed assets, (iii) impairments on fixed assets as part of the Company’s branch rationalization decisions, and (iv) losses that were realized on certain pending litigation matters;

•	an approximately $5.0 million decline in net interest income which occurred in 2003, primarily due to: (i) lower levels of earning assets, resulting from the Company’s decreased new loan growth and an increase in contractual and early payments, as well as charge-offs and foreclosures, and (ii) lower yields on earning assets due to: (x) an overall lower interest rate environment, (y) increased nonaccrual loans, and (z) increased levels of investment securities, which typically have lower yields than loans; and

•	an approximately $1.4 increase in the provision for loan losses, reflecting the Company’s continuing efforts to timely identify and resolve problem loans.

These factors were partially offset by a related tax benefit during 2003 of approximately $8.0 million.

Community Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2004	By:	/s/ Patrick M. Frawley
		Name:	Patrick M. Frawley
		Title:	Chairman, President and Chief Executive Officer